

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Stephen J. Turner
President and Chief Executive Officer
SCOLR Pharma, Inc.
19204 North Creek Parkway, Suite 100
Bothell, Washington 98011

      Re: **SCOLR Pharma, Inc.**
             Schedule 14A
             Filed April 12, 2011
             File No. 001-31982

Dear Mr. Turner:

      We have completed our review of your filing and do not have any further comments at this time.

                       Sincerely,

                       Jeffrey Riedler
                       Assistant Director